GREENBERG TRAURIG, LLP

MetLife Building

200 Park Avenue, 15th Floor

New York, New York 10166

Spencer G. Feldman

212-801-9221

E-mail: feldmans@gtlaw.com

June 22, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lisa Kohl, Esq.
Division of Corporation Finance

Re:	Gold Party Payday, Inc.
Registration Statement on Form S-1 (No. 333-179490)

Ladies and Gentlemen:

On behalf of Gold Party Payday, Inc., we enclose its request for acceleration of the above-referenced Registration Statement to 4:30 p.m., Eastern time, on Monday, June 25, 2012, or as soon as possible thereafter, and acknowledgement of the statements required by the Commission.

We also wish to confirm that the consent of Li & Company, PC, independent registered public accountants, included in Amendment No. 3 to the Registration Statement, was meant to have referred to Amendment No. 3, and not incorrectly to Amendment No. 2, to the Registration Statement.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc: Ms. Tatum L. Morita

GOLD PARTY PAYDAY, INC.

3189 Pepperhill Road

Lexington, Kentucky 40502

June 22, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lisa Kohl, Esq.
Division of Corporation Finance

Re:	Gold Party Payday, Inc.
Registration Statement on Form S-1 (No. 333-179490)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Gold Party Payday, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:30 p.m., Eastern time, on Monday, June 25, 2012, or as soon as possible thereafter.

In connection with Gold Party Payday’s request for acceleration of the effective date of the Registration Statement, Gold Party Payday acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Gold Party Payday from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Gold Party Payday may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GOLD PARTY PAYDAY, INC.

By:	/s/ Tatum L. Morita
Tatum L. Morita
President and Chief Executive Officer